Mail Stop 3561

April 16, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Lawrence W. Kellner

Chairman and Chief Executive Officer
Continental Airlines, Inc.
1600 Smith Street
Dept Hqseo
Houston, Texas 77002

> **Re:** **Continental Airlines, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 20, 2008**
> **File No. 1-10323**

Dear Mr. Kellner:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Chris Kenny, Vice President and Controller
             (713) 324-2031